06003909

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response	12.00

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOHNSTON, LEMON & CO. INCORPORATED

OFFICIAL USE ONLY
52-0819158
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 VERMONT AVE NW
(No. and Street)

WASHINGTON (City) DC (State) 20005 (Zip Code)

MAR 0 1 2006
185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH I. MILLER (202) 842-5618
(Area Code — Telephone No.)

SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name — *if individual, state last, first, middle name*)

8484 WESTPARK DRIVE (Address) MCLEAN (City) VA (State) 22102 (Zip Code)

PROCESSED
JUN 02 2006
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Johnston, Lemon & Co. Incorporated

Consolidated Statement of Financial Condition

December 31, 2005 with Report and Supplementary Report of Independent Registered Public Accounting Firm

0602-0710621-MCL

Johnston, Lemon & Co. Incorporated

Consolidated Statement of Financial Condition

December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm....................1

Audited Consolidated Financial Statements

Consolidated Statement of Financial Condition....................2
Notes to Consolidated Statement of Financial Condition....................3

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5....................8

0602-0710621-MCL

ERNST & YOUNG

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Phone: (703) 747-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Johnston, Lemon & Co. Incorporated

We have audited the accompanying consolidated statement of financial condition of Johnston, Lemon & Co. Incorporated as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Johnston, Lemon & Co. Incorporated as of December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 20, 2006

Johnston, Lemon & Co. Incorporated

Consolidated Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 886,721
Securities owned, at market value *(Notes 2 and 4)*	5,036,896
Receivable from clearing organization	187,904
Exchange membership, at cost (market value $3,550,000) *(Note 9)*	107,515
Deferred tax asset *(Note 7)*	172,772
Office equipment and leasehold improvements, net of accumulated depreciation of $1,315,712 *(Note 1)*	107,513
Other assets *(Note 6)*	321,288
Total assets	$ 6,820,609
Liabilities and stockholders' equity	
Liabilities:	
Securities sold but not yet purchased, at market value *(Notes 2 and 4)*	$ 41,427
Accrued compensation	452,978
Accounts payable and accrued expenses	679,330
Income tax payable (*Note 7*)	67,605
Total liabilities	1,241,340
Commitments and contingencies *(Notes 3 and 4)*	
Total stockholders' equity	5,579,269
Total liabilities and stockholders' equity	$ 6,820,609

See accompanying notes.

1. Summary of Significant Accounting Policies

The consolidated financial statement includes the accounts of Johnston, Lemon & Co. Incorporated (the Company), a broker-dealer in the securities industry, and all wholly owned subsidiaries. These subsidiaries are engaged in serving as an investment advisor and insurance broker. Other operations of the Company include agency and principal transactions and other securities-related financial services. All significant intercompany balances and transactions have been eliminated. The Company is a wholly owned subsidiary of Johnston-Lemon Group, Incorporated (the Holding Company or Parent Company).

The Company's securities execution and clearance operation, and maintenance of customer transactions and accounts are contracted on a fully disclosed basis through another broker-dealer.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company earns revenues from several sources including agency commissions, fund revenues, principal transactions, syndicate transactions, and investment advisory fees. Agency commissions and principal security transactions are recorded on a trade-date basis. Under the trade-date basis of accounting, security transactions entered into by the Company are recorded on the date the trade is entered into and not on the date when the trade is settled (generally three business days after trade date). "When-issued" transactions are accounted for on a trade-date basis. Fund revenues represent fees paid to the Company for mutual fund sales to its customers.

Office equipment and leasehold improvements are depreciated under the straight-line method for financial reporting purposes and accelerated methods for income tax purposes over estimated useful lives ranging from three to ten years. Leasehold improvements are amortized over the useful life of the asset or the term of the related lease, whichever is shorter.

2. Securities Owned

Securities owned, including securities sold but not yet purchased, securities held for trading purposes, and marketable equity securities held for investment purposes are valued based on quoted market prices or dealer quotes. For other securities for which a quoted market price is not available, market value is management's best estimate based on comparable instruments and the underlying attributes of the security. Securities owned that are not readily marketable or are thinly traded amounted to $41,427 at December 31, 2005. At December 31, 2005, securities owned consisted of the following:

	Securities Owned	Securities Sold But Not Yet Purchased
Trading and syndicate positions:		
Corporate securities	$ 31,050	$ 640
Municipal securities	79,123	40,787
Taxable fixed income	28,458	–
Investment positions:		
U.S. government and securities	2,986,535	–
Money market	1,901,175	–
Corporate securities	10,555	–
	$ 5,036,896	$ 41,427

The Company has no financial instruments that would qualify as derivatives and, therefore, would require separate disclosure.

3. Commitments and Contingencies

The Company leases office space on behalf of the Holding Company and all Holding Company affiliates under an operating lease agreement that expires in 2007. The occupancy lease is subject to escalation resulting from increases in assessments for real estate taxes, increases in the Consumer Price Index, and other charges.

3. Commitments and Contingencies (continued)

Minimum lease obligations under the noncancelable lease, before allocations to the Holding company and affiliates, are as follows:

2006	$ 640,000
2007	323,000
	$ 963,000

In the normal course of business, the Company enters into underwriting commitments. Due to the nature of the Company's operations, the Company may be subject to customer complaints and arbitration proceedings. Based on information known about these matters, management believes they have adequately accrued for any claims.

4. Financial Instruments with Off-Balance-Sheet Market and Credit Risks

The Company enters into various transactions in financial instruments with off-balance-sheet risk in connection with its proprietary trading activities. These transactions include securities sold but not yet purchased, underwriting activities, and "when-issued" commitments. The Company is subject to the market risk from these financial instruments, as changes in security values or interest rates can result in unfavorable results in future operating periods. Off-balance-sheet financial instrument positions with each counterparty are marked-to-market. The resulting gains and losses are recognized currently in income.

The Company has established various procedures to manage credit exposure related to its proprietary positions with off-balance-sheet risk, including initial credit approval, credit limits, and collateral requirements. In the opinion of management, the settlement of these off-balance-sheet transactions is not expected to have a material adverse effect on the Company's financial position.

Under the Company's fully disclosed relationship with a clearing broker, the Company does not record customer accounts on its books and records. However, the Company is contractually obligated to indemnify the clearing broker for losses incurred, including, but not limited to, the failure of the customer to make payment for securities purchased and meet margin calls. Through the use of a clearing broker, the Company extends credit

4. Financial Instruments with Off-Balance-Sheet Market and Credit Risks (continued)

to customers. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines and through the use of credit approvals, credit limits, and collateral requirements. The Company monitors required margin levels daily and, pursuant to such guidelines, requests that customers deposit additional collateral or reduce securities positions when necessary.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company uses the Basic Method, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $4,675,582, which was $4,425,582 in excess of required net capital. The Company's net capital ratio was .21 to 1.

6. Related Party Transactions

In the ordinary course of business, the Company provides administrative and management services (including cash disbursements and receipts) to the Holding Company and all Holding Company subsidiaries. The Company allocates employee compensation and benefits and rent expense to these entities based on the nature of the services provided. The Company is reimbursed by the corresponding entities for all charges.

Net amounts receivable from these affiliates totaled $95,487 at December 31, 2005 and is included in accounts payable and accrued expenses in the accompanying consolidated statement of financial condition.

The Company is a party to an agreement with the Parent Company. Under this agreement, the Company is assessed the greater of a charge of 8% of income before tax and before gain or loss on passive investments including interest for the use of capital, general, and administrative expenses and to support current and future investments of the Parent Company or a capital utilization fee determined by applying an interest rate to the capital of the Company.

7. Income Taxes

Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, requires the liability method of accounting for income taxes. Under the liability method, deferred taxes are adjusted for tax rate changes as they occur.

The Company is included in the consolidated federal and state income tax returns of the Holding Company. The Company's tax represents an intercompany allocation based principally on a separate return basis calculation.

The deferred tax asset results from temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Under SFAS No. 109, the components of the net deferred tax asset were as follows at December 31, 2005:

Provision for losses in excess of deductions	$ 151,603
Accrued compensation	7,650
Other	13,519
	$ 172,772

8. Employee Benefits Plans

The Holding Company has a defined contribution savings plan covering substantially all full-time Company employees. The Holding Company also provides certain health and life insurance benefits for active Company employees.

9. Subsequent Event

The New York Stock Exchange (NYSE) and the Archipelago Exchange (ArcaEx), with approval of their boards of directors, announced on April 20, 2005 that they have entered a definitive merger agreement that will lead to the combined entity, NYSE Group, Inc., becoming a publicly held company. The NYSE members and ArcaEx shareholders approved the merger on December 6, 2005. Johnston, Lemon & Co. Incorporated intends to surrender its membership in the NYSE in exchange for approximately $4,500,000 in cash. The Company has agreed to submit to the jurisdiction and regulations of the NYSE; however, it will not obtain a trading license.

Supplementary Report

0602-0710621-MCL

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Phone: (703) 747-1000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Board of Directors
Johnston, Lemon & Co. Incorporated

In planning and performing our audit of the consolidated statement of financial condition of Johnston, Lemon & Co. Incorporated (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated statement of financial condition and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 20, 2006